UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number 1-15242

Deutsche Bank Corporation
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12

60325 Frankfurt am Main

Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory note

On March 11, 2020, Deutsche Bank announced its decision to redeem the USD 800 million 6.55% Trust Preferred Securities of Deutsche Bank Contingent Capital Trust II (“DB CCT II”, ISIN: US25153X2080) on May 26, 2020 (i.e., the first business day following the scheduled May 23, 2020 payment date) The formal redemption notice will be delivered in accordance with the terms of the Trust Agreement governing the securities.

Deutsche Bank also announced that it will not exercise its option to redeem the USD 1.25 billion 6.25% Additional Tier 1 (AT1) Notes (ISIN: XS1071551474) on April 30, 2020, the first available call date for such securities.

This decisions reflect the Bank’s stated strategy of evaluating all call decisions primarily on an economic basis in order to manage Deutsche Bank’s cost of funding, taking due account of market conditions and the current and future regulatory value of the respective capital instruments.

This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-226421 of Deutsche Bank AG.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2018 Annual Report on Form 20-F, which was filed with the SEC on March 22, 2019, on pages 11 through 43 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: March 13, 2020

By: /s/ Jonathan Blake
Name: Jonathan Blake
Title: Managing Director

By: /s/ Joseph C. Kopec
Name: Joseph C. Kopec
Title: Managing Director and Senior Counsel